UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Essex Rental Corp.
(Name of Issuer)

Common Stock, $.0001 par value
(Title of Class of Securities)

297187106
(CUSIP Number)

Todd Emmerman, Esq. Katten Muchin Rosenman LLP 575 Madison Avenue New York, NY 10022 (212) 940-8873
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 4, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of  4 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 297187106

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Edward Levy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS * PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,202,774 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 1,202,774 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,202,774 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

Item 1.                                Security and Issuer

This Amendment No. 1 amends the  Schedule 13D filed by Edward Levy with the Securities and Exchange Commission on February 17, 2009 (the “Schedule 13D”).  Except as specifically amended hereby, the Schedule 13D remains in full force and effect.

Item 2.                                Identity and Background

Section (b) of Item 2 is hereby amended and restated to read as follows:

(b)  Mr. Levy’s principal business address is 500 Fifth Avenue, 50th Floor, New York, New York 10110.

Item 3.                                Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by adding the following after the final paragraph thereof:

On June 29, 2010 Mr. Levy tendered 268,671 Warrants to the Company and received 89,557 shares of Common Stock in accordance with the terms of the Company’s warrant tender offer. Pursuant to the terms of the offer, Mr. Levy’s acquisition of such Common Stock was a cashless transaction.

On March 4, 2011 Mr. Levy acquired 163,596 shares of Common Stock pursuant to the exercise of 163,596 Common Stock purchase warrants for an aggregate exercise price of $817,980.  Such shares were purchased with Mr. Levy’s personal funds.

Following the exercise of Warrants on March 4, 2011, Mr. Levy owns no Warrants.

Item 5.                                Interest in Securities of the Issuer.

Sections (a), (b) and (c) of Item 5 are hereby amended and restated to read as follows:

(a)           Mr. Levy beneficially owns 1,202,774 shares of Common Stock, including 500 shares of Common Stock held by Mr. Levy’s spouse and 2,000 shares of Common Stock held by Mr. Levy’s children.  Such shares constitute approximately 4.9% of the shares of Common Stock outstanding.

(b)           Mr. Levy has sole power to vote, or direct the vote, and dispose, or  direct the disposition, of the 1,202,774 shares he owns.

(c)           Except for the transactions referenced in Item 3 of this Amendment No. 1, the Reporting Person has not effected any transactions in the issuer’s securities within the last sixty days.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   March 25, 2011

/s/ Edward Levy Edward Levy